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jnunes@sidley.com (212) 839 5796	FOUNDED 1866

September 4, 2013

Robert Errett Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	CFCRE Commercial Mortgage Trust 2011-C2
Form 10-K for Fiscal Year Ended December 31, 2013 (the “Form 10-K”)
Filed March 29, 2013
File No. 333-172863-01

Dear Mr. Errett:

On behalf of CFCRE Commercial Mortgage Trust 2011-C2 and CCRE Commercial Mortgage Securities, L.P. (collectively, the “CCRE Entities”), we thank you for your comments delivered to us on August 15, 2013.  We have reviewed and discussed your comments with representatives of the CCRE Entities, which have instructed us to submit the response set forth in this letter on their behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Item 15 – Exhibits, Financial Statement Schedules, page 5
Exhibit 31

Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content set forth in Item 601(b)(31)(ii). Specifically, we note that the title to the certification refers to the transaction, the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual, and paragraph 1 uses the defined term “Trust.” In future filings, the title should only state “Certification,” the identification of the certifying individual at the beginning of the certification should be revised

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

so as not to include the individual’s title, and the certification should be revised so as to identify the issuing entity. Please supplementally confirm this understanding and also confirm that in future filings, where applicable, the certifications you file will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

The Registrant confirms its understanding that the certification filed as Exhibit 31 to the Form 10-K (1) refers to the transaction in its title, (2) includes the title of the certifying individual in the identification of the certifying individual at the beginning of the certification and (3) uses the defined term “Trust” in paragraph 1, and consequently does not follow the specific form and content set forth in Item 601(b)(31)(ii) of Regulation S-K.   The Registrant further confirms that in future filings, where applicable, the certification it files will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings referred to in the subject line above;

•
comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings referred to in the subject line above; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5796 or jnunes@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Jonathan Nunes
Jonathan Nunes

cc:           Anthony Orso
Jill Weinstein
Michael DeMarco